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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                                FAIRMARKET, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    305158107
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                                 (CUSIP Number)

         LLOYD I. MILLER, III, 4550 GORDON DRIVE, NAPLES, FLORIDA, 34102
                               (TEL) 941-962-8577
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 MARCH 27, 2002
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                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





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CUSIP No. 305158107               SCHEDULE 13D                       Page 2 of 3


                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

Introduction

         This Statement on Schedule 13D/A amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 13, 2002 by Lloyd I. Miller, III (the "Reporting Person"). This statement relates to common stock, $0.001 par value per share, of FairMarket, Inc., a Delaware corporation (the "Company"). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 4.           Purpose of the Transaction

                  The Shares covered by this Schedule 13D were acquired for investment purposes. The Reporting Person filing this report believes that (a) the common stock of the Company is significantly undervalued, (b) steps taken by the Company to date to enhance stockholder value have been insufficient, (c) anti-takeover provisions adopted by the Company are detrimental to stockholders, and (d) management of the Company must take further immediate steps to enhance stockholder value. Accordingly, the Reporting Person previously disclosed that it would be in his best interest, and those of other stockholders, to attempt to influence the business strategies and operations of the Company.

                  The Reporting Person sent timely notice to the Company of (a) his intent to nominate Lloyd I. Miller, III for election as a Class II director at the 2002 Annual Meeting and (b) his intent to bring a proposal before the 2002 Annual Meeting of stockholders of the Company. The proposal was for the stockholders to urge the Company's board of directors to investigate strategic alternatives to maximize stockholder value. After examining and evaluating alternatives, the Reporting Person filing this report has determined not to file a proxy statement, solicit proxies or take any further action at this time with respect to his director nomination or his proposal. However, the Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, (a) nominating directors for election, (b) bringing proposals before the Annual Meeting of stockholders, (c) purchasing or otherwise acquiring additional securities of the Company, (d) selling or otherwise disposing of any securities of the Company owned by him, in each case in the open market or in privately negotiated transactions, or (e) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.



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                                                                     Page 3 of 3

         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2002



                                     By: /s/ Lloyd I. Miller, III
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                                             Lloyd I. Miller, III